EXHIBIT 99.3

PLACEMENT AGENT WARRANT

FOR THE PURCHASE OF 112,150 COMMON SHARES

OF

DRAGANFLY INC.

Warrant Certificate Number: [*]	Issue Date: September 29, 2026

Number of Warrants: 112,150	Expiration Date: September 29, 2029

1. Purchase Warrant. THIS CERTIFIES THAT, pursuant to that certain Placement Agency Agreement by and between Draganfly Inc., a company incorporated under the Business Corporations Act (British Columbia) (the “Company”), Jett Capital Advisors, LLC, and Northland Securities, Inc., dated September 28, 2026 (the “Placement Agency Agreement”), [*] or its assignee (the “Holder”), as the registered owner of this warrant (this “Placement Agent Warrant”), is entitled, at any time and from time to time from September 29, 2026, and at or before 5:00 p.m., Eastern Time, on September 29, 2029 (the “Expiration Date”), but not thereafter, to subscribe for, purchase and receive, in whole or in part, up to 112,150 common shares of the Company, no par value per share (“Common Shares”) (such Common Shares issuable hereunder, the “Shares”), subject to adjustment as provided in Section 6 hereof. If the Expiration Date is a day on which banking institutions are authorized by law or executive order to close, then this Placement Agent Warrant may be exercised on the next succeeding day which is not such a day in accordance with the terms herein. During the period commencing on the date hereof and ending on the Expiration Date, the Company agrees not to take any action that would terminate this Placement Agent Warrant. This Placement Agent Warrant is initially exercisable at CAD$9.4595 per share (the Canadian dollar equivalent of USD$6.6875) (which is equal to one hundred and twenty-five percent (125%) of the Offering Price (as defined in the Placement Agency Agreement)) (the “Exercise Price”); provided, however, that upon the occurrence of any of the events specified in Section 6 hereof, the rights granted by this Placement Agent Warrant, including the Exercise Price and the number of Common Shares to be received upon such exercise, shall be adjusted as therein specified. The Exercise Price shall also mean any adjusted exercise price resulting from the events set forth in Section 6 below, depending on the context. Capitalized terms not defined herein shall have the meaning ascribed to them in the Placement Agency Agreement.

2. Exercise.

2.1 Exercise Form. In order to exercise this Placement Agent Warrant, the exercise form attached hereto as Exhibit A must be duly executed and completed and delivered to the Company, together with this Placement Agent Warrant and payment of the Exercise Price for the Common Shares being purchased payable in cash by wire transfer of immediately available funds to an account designated by the Company or by certified check or official bank check to the order of the Company. If the subscription rights represented hereby shall not be exercised at or before 5:00 p.m., Eastern Time, on the Expiration Date, this Placement Agent Warrant shall become and be void without further force or effect, and all rights represented hereby shall cease and expire.

2.2 Mechanics of Exercise.

(i) Delivery of Shares Upon Exercise. The Company shall use its best efforts to cause the Shares purchased hereunder to be transmitted by the transfer agent to the Holder by crediting the account of the Holder’s prime broker with The Depository Trust Company through its Deposit or Withdrawal at Custodian system (“DWAC”) if the Company is then a participant in such system and there is an effective registration statement permitting the issuance of the Shares or resale of the Shares, and otherwise by delivery to the address specified by the Holder in the exercise form by the date that is one trading day after the latest of (A) the delivery to the Company of the exercise form, (B) surrender of this Placement Agent Warrant (if required) and (C) receipt by the Company of the aggregate Exercise Price as set forth above (such date, the “Share Delivery Date”). The Shares shall be deemed to have been issued, and the Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such Shares for all purposes, as of the date the Placement Agent Warrant has been exercised and payment to the Company of the aggregate Exercise Price has been received by the Company and all taxes required to be paid by the Holder, if any, pursuant to Section 2.2(vi) prior to the issuance of such Shares have been paid.

(ii) Delivery of New Warrants Upon Exercise. If this Placement Agent Warrant shall have been exercised in part, the Company shall, at the written request of the Holder and upon surrender of this Placement Agent Warrant, at the time of delivery of the Shares, deliver to the Holder a new warrant evidencing the rights of the Holder to purchase the unpurchased Shares called for by this Placement Agent Warrant, which new warrant shall in all other respects be identical with this Placement Agent Warrant.

(iii) Rescission Rights. If the Company fails to cause its transfer agent to transmit to the Holder the Shares pursuant to Section 2.2(i) by the Share Delivery Date, unless such failure was not caused by the fault or negligence of the Company, then the Holder will have the right to rescind such exercise upon written notice to the Company within three (3) trading days after the Share Delivery Date.

(iv) No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Placement Agent Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

(v) Charges, Taxes and Expenses. Issuance of Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Shares, all of which taxes and expenses shall be paid by the Company, and such Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that, in the event Shares are to be issued in a name other than the name of the Holder, this Placement Agent Warrant when surrendered for exercise shall be accompanied by the assignment form attached hereto as Exhibit B duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all transfer agent fees required for processing of any exercise form to satisfy the required Share Delivery Date.

2.3 Holder’s Exercise Limitations.

The Company shall not effect any exercise of this Placement Agent Warrant, and a Holder shall not have the right to exercise any portion of this Placement Agent Warrant, pursuant to Section 2 or otherwise, to the extent that after giving effect to such issuance after exercise as set forth on the applicable exercise form, the Holder (together with the Holder’s affiliates, and any other persons acting as a group together with the Holder or any of the Holder’s affiliates (such persons, “Attribution Parties”)), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by the Holder and its affiliates and Attribution Parties shall include the number of Shares issuable upon exercise of this Placement Agent Warrant with respect to which such determination is being made, but shall exclude the number of Shares which would be issuable upon (i) exercise of the remaining, non-exercised portion of this Placement Agent Warrant beneficially owned by the Holder or any of its affiliates or Attribution Parties and (ii) exercise or conversion of the unexercised or non-converted portion of any other securities of the Company (including, without limitation, any other Share Equivalents) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its affiliates or Attribution Parties. Except as set forth in the preceding sentence, for purposes of this Section 2.3, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2.3 applies, the determination of whether this Placement Agent Warrant is exercisable (in relation to other securities owned by the Holder together with any affiliates and Attribution Parties) and of which portion of this Placement Agent Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of an exercise form shall be deemed to be the Holder’s determination of whether this Placement Agent Warrant is exercisable (in relation to other securities owned by the Holder together with any affiliates and Attribution Parties) and of which portion of this Placement Agent Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined by the Holder in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2.3, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (A) the Company’s most recent periodic or annual report filed with or furnished to the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or the transfer agent setting forth the number of Common Shares outstanding. Upon the written or oral request of the Holder, the Company shall within one trading day confirm orally and in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Placement Agent Warrant, by the Holder or its affiliates or Attribution Parties since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% (or, upon election by the Holder prior to the issuance of this Placement Agent Warrant, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of Shares issuable upon exercise of this Placement Agent Warrant. The Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 2.3, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Shares upon exercise of this Placement Agent Warrant held by the Holder and the provisions of this Section 2.3 shall continue to apply. Any increase in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 2.3 to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this Section 2.3 shall apply to any successor holder of this Placement Agent Warrant.

3. Transfer.

3.1 General Restrictions. Pursuant to FINRA Rule 5110(e), the registered Holder of this Placement Agent Warrant agrees by his, her or its acceptance hereof, that such Holder will not: (a) sell, transfer, assign, pledge or hypothecate this Placement Agent Warrant or any of the Common Shares issued upon exercise hereof for a period ending on, and including, the date that is one hundred and eighty (180) days beginning on the date of commencement of sales of the Securities in the Placement (as defined in the Placement Agency Agreement) (the “Initial Transfer Date”), or (b) cause this Placement Agent Warrant or the securities issuable hereunder to be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of this Placement Agent Warrant or the securities hereunder, except for the transfer of any security as permitted by FINRA Rule 5110(e)(2). On and after the Initial Transfer Date, transfers to others may be made subject to compliance with or exemptions from applicable securities laws. In order to make any permitted assignment, the Holder must deliver to the Company the assignment form attached hereto as Exhibit B duly executed and completed, together with this Placement Agent Warrant and payment of all transfer taxes, if any, payable in connection therewith. The Company shall within five (5) business days transfer this Placement Agent Warrant on the books of the Company and shall execute and deliver a new warrant or warrants of like tenor to the appropriate assignee(s) expressly evidencing the right to purchase the aggregate number of Common Shares purchasable hereunder or such portion of such number as shall be contemplated by any such assignment.

3.2 Restrictions Imposed by the Act. The securities evidenced by this Placement Agent Warrant shall not be transferred unless and until: (i) the Company has received the opinion of counsel for the Company that the securities may be transferred pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Act”), and applicable state securities laws, the availability of which is established to the reasonable satisfaction of the Company, (ii) a registration statement or a post-effective amendment to the Registration Statement relating to the offer and sale of such securities that has been declared effective by the U.S. Securities and Exchange Commission (the “Commission”) and includes a current prospectus or (iii) a registration statement, pursuant to which the Holder has exercised its registration rights pursuant to Sections 4.1 and 4.2 herein, relating to the offer and sale of such securities has been filed and declared effective by the Commission and compliance with applicable state securities law has been established.

4. Registration Rights.

4.1 Demand Registration.

4.1.1 Grant of Right. Unless all of the Registrable Securities (as defined below) are included in an effective registration statement with a current prospectus or a qualified offering statement with a current offering circular, the Company, upon written demand (a “Demand Notice”) of the Holder(s) of at least fifty-one percent (51%) of the Shares (“Majority Holders”), agrees to register, on two occasions, all or any portion of the Common Shares underlying this Placement Agent Warrant that are permitted to be registered under the Act (collectively, the “Registrable Securities”). On such occasion, the Company will file a registration statement with the Commission (a “Demand Registration Statement”) covering the Registrable Securities within sixty (60) days after receipt of a Demand Notice and use commercially reasonable efforts to have the registration statement declared effective promptly thereafter, subject to compliance with review by the Commission; provided, however, that the Company shall not be required to comply with a Demand Notice if the Company has filed a registration statement with respect to which the Holder is entitled to piggyback pursuant to Section 4.2 hereof and either: (i) the Holder has elected to participate in the offering covered by such registration statement; or (ii) if such registration statement relates to an underwritten primary offering of securities of the Company, until the offering covered by such registration statement has been withdrawn or until thirty (30) days after such offering is consummated. The demand for registration may be made at any time during a period of three (3) years beginning on the date of commencement of sales of the Securities.

4.1.2 Terms. The Company shall bear all fees and expenses attendant to the first Demand Registration Statement pursuant to Section 4.1.1, including any fees and expenses in connection with the issuance and delivery of legend-free Shares to the Holder. The Holder(s) shall bear all fees and expenses attendant to the second Demand Registration Statement pursuant to Section 4.1.1, including any fees and expenses in connection with the issuance and delivery of legend-free Shares to the Holder. The Company agrees to use commercially reasonable efforts to cause the filing of a Demand Registration Statement required herein to become effective promptly and to qualify or register the Registrable Securities in such states as are reasonably requested by the Holder(s); provided, however, that in no event shall the Company be required to register the Registrable Securities in a state in which such registration would cause: (i) the Company to be obligated to register or license to do business in such jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification or submit to general service of process in such jurisdiction, or (ii) the principal shareholders of the Company to be obligated to escrow their Common Shares of the Company. The Company shall use its commercially reasonable efforts to cause any registration statement filed pursuant to the demand right granted under Section 4.1.1 to remain effective for a period of at least twelve (12) consecutive months after the date that the Holders of the Registrable Securities covered by such registration statement are first given the opportunity to sell all of such securities. The Holder(s) shall only use the prospectuses provided by the Company to sell the shares covered by such registration statement, and will immediately cease to use any prospectus furnished by the Company if the Company advises the Holder(s) that such prospectus may no longer be used due to a material misstatement or omission. Notwithstanding the provisions of this Section 4.1.2, the Holder(s) shall be entitled to a Demand Registration Statement under this Section 4.1.2 on such two occasions and such demand registration right shall terminate on the fifth anniversary of the date of commencement of sales of the Securities in accordance with FINRA Rule 5110(g)(8)(C).

4.2 “Piggy-Back” Registration.

4.2.1 Grant of Right. Unless all of the Registrable Securities are included in an effective registration statement with a current prospectus or a qualified offering statement with a current offering circular, the Holder shall have the right, for a period of three (3) years commencing on the date of commencement of sales of the Securities, to include the remaining Registrable Securities as part of any other registration of securities filed by the Company (other than in connection with a transaction contemplated by Rule 145 promulgated under the Act or pursuant to Form S-8 or any successor or equivalent form); provided, however, that if, in the written opinion of the Company’s managing underwriter or underwriters, for such offering, the inclusion of the Registrable Securities, when added to the securities being registered by the Company or the selling shareholder(s), will exceed the maximum amount of the Company’s securities which can be marketed (i) at a price reasonably related to their then current market value, and (ii) without materially and adversely affecting the entire offering, then the Company will still be required to include the Registrable Securities, but may require the Holders to agree, in writing, to delay the sale of all or any portion of the Registrable Securities for a period of ninety (90) days from the effective date of the offering, provided, further, that if the sale of any Registrable Securities is so delayed, then the number of securities to be sold by all shareholders in such public offering shall be apportioned pro rata among all such selling shareholders, including all holders of the Registrable Securities, according to the total amount of securities of the Company owned by said selling shareholders, including all holders of the Registrable Securities.

4.2.2 Terms. The Company shall bear all fees and expenses attendant to registering the Registrable Securities pursuant to Section 4.2.1 hereof, including any fees and expenses in connection with the issuance and delivery of legend-free Shares to the Holder. In the event of such a proposed registration, the Company shall furnish the then Holders of outstanding Registrable Securities with not less than thirty (30) days written notice prior to the proposed date of filing of such registration statement. Such notice to the Holder(s) shall continue to be given for each registration statement filed by the Company until such time as all of the Registrable Securities have been registered under an effective registration statement. The holders of the Registrable Securities shall exercise the “piggy-back” rights provided for herein by giving written notice, within ten (10) days of the receipt of the Company’s notice of its intention to file a registration statement. Except as otherwise provided in this Placement Agent Warrant, there shall be no limit on the number of times the Holder may request registration under this Section 4.2.2. Notwithstanding the provisions of this Section 4.2.2, such “piggy-back” registration rights shall terminate on the third anniversary of the date of commencement of sales of the Securities in accordance with FINRA Rule 5110(g)(8)(D).

5. New Placement Agent Warrants to be Issued.

5.1 Partial Exercise or Transfer. Subject to the restrictions in Section 3 hereof, this Placement Agent Warrant may be exercised or assigned in whole or in part. In the event of the exercise hereof in part only, the Holder shall deliver to the Company the duly executed exercise form and funds sufficient to pay any Exercise Price if exercised pursuant to Section 2.1 hereof, and in the event of the assignment hereof in part only, the Holder shall surrender this Placement Agent Warrant for cancellation, together with the duly executed assignment form and funds sufficient to pay any transfer tax. Partial exercises of this Placement Agent Warrant resulting in purchases of a portion of the total number of Common Shares available hereunder shall have the effect of lowering the outstanding number of Common Shares purchasable hereunder in an amount equal to the applicable number of Shares purchased. The Holder and the Company shall maintain records showing the number of Shares purchased and the date of such purchases. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Placement Agent Warrant to the Company until the Holder has purchased all of the Common Shares available hereunder and the Placement Agent Warrant has been exercised in full, in which case, the Holder shall surrender this Placement Agent Warrant to the Company for cancellation within three (3) trading days of the date on which the final exercise form is delivered to the Company.

5.2 Lost Certificate. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Placement Agent Warrant and of reasonably satisfactory indemnification or the posting of a bond, the Company shall execute and deliver a new warrant of like tenor and date. Any such new warrant executed and delivered as a result of such loss, theft, mutilation or destruction shall constitute a substitute contractual obligation on the part of the Company.

6. Adjustments.

6.1 Adjustments to Exercise Price and Number of Common Shares. The Exercise Price and the number of Common Shares underlying this Placement Agent Warrant shall be subject to adjustment from time to time as hereinafter set forth:

6.1.1 Share Dividends; Split Ups. If, after the date hereof, the number of outstanding Common Shares is increased by a share dividend payable in Common Shares or by a split up of Common Shares or other similar event, then, on the effective date thereof, the number of Common Shares purchasable hereunder shall be increased in proportion to such increase in outstanding Common Shares, and the Exercise Price shall be proportionately decreased.

6.1.2 Subsequent Rights Offerings. In addition to any adjustments pursuant to Section 6.1.1 above, if at any time during which this Placement Agent Warrant is outstanding the Company grants, issues or sells any securities of the Company which by their terms are convertible into or exercisable for Common Shares (“Share Equivalents”) or other rights to purchase shares, warrants, other securities or other property, pro rata to all of the record holders of the Common Shares (the “Purchase Rights”), and not the Holder, then the Holder will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which the Holder could have acquired if the Holder had held the number of Common Shares acquirable upon complete exercise of this Placement Agent Warrant immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights, or, if no such record is taken, the date as of which the record holders of Common Shares are to be determined for the grant, issue or sale of such Purchase Rights. The provisions of this Section 6.1.2 will not apply to any grant, issuance or sale of Share Equivalents or other rights to purchase shares, warrants, other securities or other property of the Company which is not made pro rata to all of the record holders of Common Shares.

6.1.3 Aggregation of Common Shares. If, after the date hereof, the number of outstanding Common Shares is decreased by a consolidation, combination or reclassification of Common Shares or other similar event, then, on the effective date thereof, the number of Common Shares purchasable hereunder shall be decreased in proportion to such decrease in outstanding shares, and the Exercise Price shall be proportionately increased.

6.1.4 Replacement of Common Shares upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding Common Shares other than a change covered by Section 6.1.1, Section 6.1.2 or Section 6.1.3 hereof or that solely affects the par value of such Common Shares, or in the case of any share reconstruction or amalgamation or consolidation of the Company with or into another corporation (other than a consolidation or share reconstruction or amalgamation in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Common Shares), or in the case of any sale or conveyance to another corporation or entity of the property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the Holder of this Placement Agent Warrant shall have the right thereafter (until the expiration of the right of exercise of this Placement Agent Warrant) to receive upon the exercise hereof, for the same aggregate Exercise Price payable hereunder immediately prior to such event, the kind and amount of Common Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, share reconstruction or amalgamation, or consolidation, or upon a dissolution following any such sale or transfer, by a Holder of the number of Common Shares of the Company obtainable upon exercise of this Placement Agent Warrant immediately prior to such event; and if any reclassification also results in a change in Common Shares covered by Section 6.1.1, Section 6.1.2 or Section 6.1.3, then such adjustment shall be made pursuant to Section 6.1.1, Section 6.1.2, Section 6.1.3 and this Section 6.1.4. The provisions of this Section 6.1.4 shall similarly apply to successive reclassifications, reorganizations, share reconstructions or amalgamations, or consolidations, sales or other transfers.

6.1.5 Fundamental Transaction. If, at any time while this Placement Agent Warrant is outstanding, the Company enters into the following transactions with another person or group of persons whereby such other person or group acquires more than 50% of the outstanding Common Shares (not including any Common Shares held by the other person or other persons making or party to, or associated or affiliated with, the other persons making or party to such stock or share purchase agreement or other business combination): (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another person, (ii) the Company, directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any direct or indirect purchase offer, tender offer or exchange offer (whether by the Company or another person) is completed pursuant to which holders of Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spinoff or scheme of arrangement) with another person or group of persons (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Placement Agent Warrant, the Holder shall have the right to receive, for each Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, the number of Common Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional or alternative consideration (the “Alternative Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Common Shares for which this Placement Agent Warrant is exercisable immediately prior to such Fundamental Transaction. For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternative Consideration based on the amount of Alternative Consideration issuable in respect of one Common Share in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternative Consideration in a reasonable manner reflecting the relative value of any different components of the Alternative Consideration. If holders of Common Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternative Consideration it receives upon any exercise of this Placement Agent Warrant following such Fundamental Transaction. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company under this Placement Agent Warrant, and to deliver to the Holder in exchange for this Placement Agent Warrant a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to this Placement Agent Warrant which is exercisable for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Common Shares acquirable and receivable upon exercise of this Placement Agent Warrant immediately prior to such Fundamental Transaction, and with an exercise price which applies the Exercise Price hereunder to such shares of capital stock (but taking into account the relative value of the Common Shares pursuant to such Fundamental Transaction, the value of such shares of capital stock, the number of shares of such capital stock and the exercise price for such shares of capital stock for the purpose of protecting the economic value of this Placement Agent Warrant immediately prior to the consummation of such Fundamental Transaction). Furthermore, the foregoing adjustment of Exercise Price in consideration of the Alternative Consideration should be completed prior to the issuance of and reflected in the security of the Successor Entity issued in exchange for this Placement Agent Warrant. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Fundamental Transaction, the provisions of this Placement Agent Warrant referring to the “Company” shall refer instead to the Successor Entity), and may exercise every right and power of, the Company and shall assume all of the obligations of the Company, under this Placement Agent Warrant with the same effect as if such Successor Entity had been named as the Company herein.

6.1.6 Changes in Form of Placement Agent Warrant. This form of Placement Agent Warrant need not be changed because of any change pursuant to this Section 6.1, and any warrants issued after such change, in exchange or replacement of this Placement Agent Warrant may state the same Exercise Price and the same number of Common Shares as are stated in the Placement Agent Warrant initially issued pursuant to this Placement Agent Warrant. The acceptance by any Holder of the issuance of a new warrant reflecting a required or permissive change shall not be deemed to waive any rights to an adjustment occurring after the date hereof or the computation thereof.

6.2 Substitute Placement Agent Warrant. Except as otherwise provided in Section 6.1.6, in case of any consolidation of the Company with, or share reconstruction or amalgamation of the Company with or into, another corporation (other than a consolidation or share reconstruction or amalgamation which does not result in any reclassification or change of the outstanding Common Shares), the corporation formed by such consolidation or share reconstruction or amalgamation shall execute and deliver to the Holder a supplemental warrant providing that the holder of this Placement Agent Warrant shall have the right thereafter (until the stated expiration of this Placement Agent Warrant) to receive, upon exercise of such supplemental warrant, the kind and amount of Common Shares and other securities and property receivable upon such consolidation or share reconstruction or amalgamation, by a holder of the number of Common Shares of the Company for which this Placement Agent Warrant might have been exercised immediately prior to such consolidation, share reconstruction or amalgamation, sale or transfer. Such supplemental warrant shall provide for adjustments which shall be substantially the same to the adjustments provided for in this Section 6. The above provisions of this Section 6 shall similarly apply to successive consolidations or share reconstructions or amalgamations.

6.3 Notice to Holder.

6.3.1 Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 6, the Company shall promptly provide the Holder with a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Common Shares and setting forth a brief statement of the facts requiring such adjustment.

6.3.2 Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Shares, (C) the Company shall authorize the granting to all holders of the Shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholders of the Company shall be required in connection with any reclassification of the Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall provide the Holder with, at least ten (10) days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Shares of record shall be entitled to exchange their Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to provide such notice or any defect therein or in the provision thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder shall remain entitled to exercise this Placement Agent Warrant during the period commencing on the date of such notice to the effective date of the event triggering such notice except as may otherwise be expressly set forth herein. Notwithstanding the foregoing, no notice need be given to the Holder if the Company makes a public announcement of the applicable event via nationally distributed press release or via a publicly available and legally compliant filing with the Commission.

7. Reservation and Listing. The Company shall at all times reserve and keep available out of its authorized Common Shares, solely for the purpose of issuance upon exercise of this Placement Agent Warrant, such number of Common Shares or other securities, properties or rights as shall be issuable upon the exercise thereof. The Company covenants and agrees that, upon exercise of this Placement Agent Warrant and payment of the Exercise Price therefor in accordance with the terms hereof, all Common Shares and other securities issuable upon such exercise shall be duly and validly issued, fully paid and non-assessable and not subject to preemptive rights of any shareholder. As long as this Placement Agent Warrant shall be outstanding, the Company shall use its commercially reasonable efforts to cause all Common Shares issuable upon exercise of this Placement Agent Warrant to be listed (subject to official notice of issuance) on all national securities exchanges (or, if applicable, on the OTCQB Market or any successor quotation system) on which the Common Shares are then listed and/or quoted (if at all).

8. Certain Notice Requirements.

8.1 Holder’s Right to Receive Notice. Nothing herein shall be construed as conferring upon the Holder the right to vote or consent or to receive notice as a shareholder for the election of directors or any other matter, or as having any rights whatsoever as a shareholder of the Company. If, however, at any time prior to the expiration of this Placement Agent Warrant and the exercise thereof, any of the events described in Section 8.2 shall occur, then, in one or more of said events, the Company shall give written notice of such event at least fifteen (15) days prior to the date fixed as a record date or the date of closing the transfer books (the “Notice Date”) for the determination of the shareholders entitled to such dividend, distribution, conversion or exchange of securities or subscription rights, or entitled to vote on such proposed dissolution, liquidation, winding up or sale. Such notice shall specify such record date or the date of the closing of the transfer books, as the case may be. Notwithstanding the foregoing, if not otherwise available on EDGAR or SEDAR+, the Company shall deliver to the Holder a copy of each notice given to the other shareholders of the Company at the same time and in the same manner that such notice is given to the shareholders.

8.2 Events Requiring Notice. The Company shall be required to give the notice described in this Section 8 upon one or more of the following events: (i) if the Company shall take a record of the holders of its Common Shares for the purpose of entitling them to receive a dividend or distribution payable otherwise than in cash, or a cash dividend or distribution payable otherwise than out of retained earnings, as indicated by the accounting treatment of such dividend or distribution on the books of the Company, (ii) the Company shall offer to all the holders of its Common Shares, any additional shares of the Company or securities convertible into or exchangeable for shares of the Company, or any option, right or warrant to subscribe therefor, or (iii) a dissolution, liquidation or winding up of the Company (other than in connection with a consolidation or share reconstruction or amalgamation) or a sale of all or substantially all of its property, assets and business shall be proposed.

8.3 Notice of Change in Exercise Price. The Company shall, promptly after an event requiring a change in the Exercise Price pursuant to Section 6 hereof, send notice to the Holder of such event and change (“Price Notice”). The Price Notice shall describe the event causing the change and the method of calculating same and shall be certified as being true and accurate by the Company’s Chief Executive Officer and Chief Financial Officer.

8.4 Transmittal of Notices. All notices, requests, consents and other communications under this Placement Agent Warrant shall be in writing and shall be deemed to have been duly made if made in accordance with the notice provisions of the Placement Agency Agreement to the addresses and contact information set forth below:

If to the Holder, then to:

[♦]

With a copy to:

Bevilacqua PLLC

800 Connecticut Ave NW, Suite 300

Washington, DC 20006

Attn: Louis A. Bevilacqua, Esq.

Email: [***]

If to the Company:

Draganfly Inc.

235 103rd St. E.

Saskatoon, SK S7N 1Y8, Canada

Attn: Cameron Chell, Chief Executive Officer

Email: [***]

With a copy (which shall not constitute notice) to:

DLA Piper (Canada) LLP

Suite 2700

1133 Melville Street

Vancouver, BC V6E 4E5

Attn: Denis Silva

Email: [***]

Lucosky Brookman LLP

101 Wood Avenue South

Woodbridge, New Jersey 08830

Attn: Joseph Lucosky, Esq.

Email: [***]

9. Miscellaneous.

9.1 Amendments. The Company and the Holder may from time to time supplement or amend this Placement Agent Warrant in order to cure any ambiguity, to correct or supplement any provision contained herein that may be defective or inconsistent with any other provisions herein, or to make any other provisions in regard to matters or questions arising hereunder that the Company and the Holder may deem necessary or desirable and that the Company and the Holder deem shall not adversely affect the interest of the Holder. All other modifications or amendments shall require the written consent of and be signed by the party against whom enforcement of the modification or amendment is sought.

9.2 Headings. The headings contained herein are for the sole purpose of convenience of reference, and shall not in any way limit or affect the meaning or interpretation of any of the terms or provisions of this Placement Agent Warrant.

9.3 Entire Agreement. This Placement Agent Warrant (together with the other agreements and documents being delivered pursuant to or in connection with this Placement Agent Warrant) constitutes the entire agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings of the parties, oral and written, with respect to the subject matter hereof.

9.4 Binding Effect. This Placement Agent Warrant shall inure solely to the benefit of and shall be binding upon, the Holder and the Company and their permitted assignees, respective successors, legal representative and assigns, and no other person shall have or be construed to have any legal or equitable right, remedy or claim under or in respect of or by virtue of this Placement Agent Warrant or any provisions herein contained.

9.5 Governing Law; Submission to Jurisdiction; Trial by Jury. This Placement Agent Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without giving effect to conflict of laws principles thereof. The Company hereby agrees that any action, proceeding or claim against it arising out of, or relating in any way to this Placement Agent Warrant shall be brought and enforced in the New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 8 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim. The Company and the Holder agree that the prevailing party(ies) in any such action shall be entitled to recover from the other party(ies) all of its reasonable attorneys’ fees and expenses relating to such action or proceeding and/or incurred in connection with the preparation therefor. The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) and the Holder hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Placement Agent Warrant or the transactions contemplated hereby.

9.6 Waiver, etc. The failure of the Company or the Holder to at any time enforce any of the provisions of this Placement Agent Warrant shall not be deemed or construed to be a waiver of any such provision, nor to in any way affect the validity of this Placement Agent Warrant or any provision hereof or the right of the Company or any Holder to thereafter enforce each and every provision of this Placement Agent Warrant. No waiver of any breach, non-compliance or non-fulfillment of any of the provisions of this Placement Agent Warrant shall be effective unless set forth in a written instrument executed by the party or parties against whom or which enforcement of such waiver is sought; and no waiver of any such breach, non-compliance or non-fulfillment shall be construed or deemed to be a waiver of any other or subsequent breach, non-compliance or non-fulfillment.

9.7 Holder Not Deemed a Shareholder. Except as otherwise specifically provided herein, the Holder, solely in its capacity as a holder of this Placement Agent Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Placement Agent Warrant be construed to confer upon the Holder, solely in its capacity as a holder of this Placement Agent Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of shares, reclassification of shares, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Common Shares which it is then entitled to receive upon the due exercise of this Placement Agent Warrant. In addition, nothing contained in this Placement Agent Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Placement Agent Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

9.8 Restrictions. The Holder acknowledges that the Shares acquired upon the exercise of this Placement Agent Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws.

9.9 Severability. Wherever possible, each provision of this Placement Agent Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Placement Agent Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Placement Agent Warrant.

9.10 Execution in Counterparts. This Placement Agent Warrant may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts has been signed by each of the parties hereto and delivered to each of the other parties hereto. Such counterparts may be delivered by facsimile transmission or other electronic transmission.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Placement Agent Warrant to be signed by its duly authorized officer as of September 29, 2026.

DRAGANFLY INC.

By:	/s/ Cameron Chell
Name:	Cameron Chell
Title:	Chief Executive Officer

EXHIBIT A

Exercise Form

Form to be used to exercise Placement Agent Warrant:

Date: __________, 202_

The undersigned hereby elects irrevocably to exercise the Placement Agent Warrant for ______ Common Shares of Draganfly Inc., a company incorporated under the Business Corporations Act (British Columbia) (the “Company”), and hereby makes payment of CAD$____ (at the rate of CAD$____ per share) in payment of the Exercise Price pursuant thereto. Please issue the Common Shares as to which this Placement Agent Warrant is exercised in accordance with the instructions given below and, if applicable, a new Placement Agent Warrant representing the number of Common Shares for which this Placement Agent Warrant has not been exercised.

Please issue the Common Shares as to which this Placement Agent Warrant is exercised in accordance with the instructions given below and, if applicable, a new Placement Agent Warrant representing the number of Common Shares for which this Placement Agent Warrant has not been converted.

Signature:

INSTRUCTIONS FOR REGISTRATION OF SECURITIES

Name:

(Print in Block Letters)

Address:

EXHIBIT B

Assignment Form

Form to be used to assign Placement Agent Warrant:

(To be executed by the registered Holder to effect a transfer of the within Placement Agent Warrant):

FOR VALUE RECEIVED, does hereby sell, assign and transfer unto the right to purchase Common Shares of Draganfly Inc., a company incorporated under the Business Corporations Act (British Columbia) (the “Company”), evidenced by the Placement Agent Warrant and does hereby authorize the Company to transfer such right on the books of the Company.

Dated:         , 202

Holder’s Signature: _____________________________

Holder’s Address:   _____________________________

Signature Guaranteed: ___________________________________________

NOTICE: The signature to this form must correspond with the name as written upon the face of the within Placement Agent Warrant without alteration or enlargement or any change whatsoever, and must be guaranteed by a bank, other than a savings bank, or by a trust company or by a firm having membership on a registered national securities exchange. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Placement Agent Warrant.